Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 13 DATED JANUARY 4, 2012
TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011, supplement no. 2 dated April 27, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 7, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated October 4, 2011, supplement no. 7 dated October 21, 2011, supplement no. 8 dated November 9, 2011, supplement no. 9 dated November 9, 2011, supplement no. 10 dated November 28, 2011, supplement no. 11 dated December 14, 2011 and supplement no. 12 dated December 23, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of 1,375 acres of undeveloped land in North Las Vegas, Nevada.
Entry into Joint Venture and Joint Venture Acquisition of Park Highlands
On December 12, 2011, we, through an indirect wholly owned subsidiary, were the successful bidder in a bankruptcy auction of 1,375 acres of undeveloped land in North Las Vegas, Nevada (“Park Highlands”). On December 13, 2011, we through an indirect wholly owned subsidiary, entered into an agreement to form a joint venture (the “Joint Venture”) with Crescent Bay Land Fund 2 LLC (“Crescent Bay”), Benchmark Park Highland Holdings LLC and Michael Kremerman, and on December 30, 2011, the Joint Venture completed the acquisition of Park Highlands.  None of the joint venture partners are affiliated with us or KBS Capital Advisors LLC, our external advisor. The purchase price for Park Highlands was $21.0 million, of which our portion was $10.5 million, exclusive of closing costs.
We own a 50.1% equity interest in the Joint Venture and funded our initial capital contribution to the Joint Venture with proceeds from this offering. Crescent Bay is the managing member of the Joint Venture; however, its authority is limited, as we, as a co-managing member, must give approval for any major decisions involving the Joint Venture or Park Highlands. Income, losses and distributions are generally allocated among the members based on their respective equity interests.
The joint venture funded the acquisition of Park Highlands with funds contributed to the joint venture by its members.
Park Highlands is comprised of parcels totaling approximately 1,375 acres within a 2,675-acre, block-platted, master planned community located in North Las Vegas, Nevada. The property has entitlements, or is in the process of being entitled,  for over 7,200 residential units, 120 acres of commercial and resort uses and a complement of parks and public facilities. After closing the business plan involves strategically clarifying the existing entitlements of the master planned community, however we anticipate that the overwhelming majority of future value increases will come as a result of a general improvement in the local economy.  The Joint Venture expects to incur approximately $2 million in costs to strategically clarify the existing entitlements of the master planned community.  These costs are preliminary estimates and circumstances may cause the amount to fluctuate significantly.  We generally expect to fund our portion of the costs associated with this business plan with proceeds from this offering.

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